Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-213558
Issuer Free Writing Prospectus dated April 18, 2017

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$450,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	April 18, 2017

Settlement Date:	April 25, 2017 (T+5)

Maturity Date:	April 25, 2022

Coupon:	2.40%

Price to Public:	99.972%

Benchmark Treasury:	1.875% due March 31, 2022

Benchmark Treasury Yield:	1.706%

Spread to Benchmark Treasury:	+70 basis points

Yield to Maturity:	2.406%

Interest Payment Dates:	Semi-annually on April 25 and October 25, commencing October 25, 2017

Optional Redemption
The issuer may redeem the bonds at any time, prior to March 25, 2022, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on March 25, 2022, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12.5 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after March 25, 2022, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NM3 / US637432NM30

Joint Book-Running Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
PNC Capital Markets LLC

Senior Co-Managers:	RBC Capital Markets, LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Regions Securities LLC

Co-Managers:	ICBC Standard Bank Plc
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The following paragraphs have been added to the Preliminary Prospectus Supplement dated April 18, 2017:
“Selling Restrictions
Any underwriter that is not a U.S. registered broker-dealer with the SEC will only make sales of bonds in the United States through one or more SEC-registered broker-dealers in compliance with the applicable U.S. securities laws and regulations and the rules of the Financial Industry Regulatory Authority, Inc.
ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase bonds that are offered or sold in the United States. Notwithstanding anything to the contrary in the underwriting agreement, ICBC Standard Bank shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase bonds that may be offered or sold by other underwriters or joint bookrunners in the United States. ICBC Standard Bank Plc shall offer and sell bonds constituting part of its allotment solely outside the United States.”
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Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, KeyBanc Capital Markets Inc. by calling toll-free at 1-866-277-6479, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403 and SunTrust Robinson Humphrey, Inc. by calling toll-free at 1-800-685-4786.